Exhibit 99.1

Mimecast Gains New Capabilities to Extend Threat Detection Expertise

Watertown, MA – November 23, 2016- Global Newswire

Mimecast Limited (NASDAQ: MIME), a leading email and data security company, today announced it was purchasing substantially all of the assets of iSheriff, a leading cloud-based security provider. This acquisition will provide Mimecast customers additional real-time email threat intelligence and detection expertise and complements Mimecast’s existing portfolio of email security, continuity and archiving solutions.

Email continues to be mission-critical for organizations and the number one attack vector for cybercriminals. These new technologies will further enhance Mimecast’s market leading detection capabilities, safeguarding customers against threats.

“Organizations that have legacy security capabilities focused on just prevention are likely to fail,” said Peter Bauer, CEO and founder of Mimecast. “Just years ago organizations argued not to move to the cloud because of security issues. Now organizations are moving to the cloud to get advanced threat detection and intelligence. This added expertise in threat detection and intelligence strengthens Mimecast’s cloud services and helps customers bolster their cyber resilience efforts.”

With this acquisition, there is no change to Mimecast’s Q3 and FY 2017 guidance provided on November 9, 2016.

About Mimecast

Mimecast (NASDAQ: MIME) makes business email and data safer for 21,800 customers and millions of their employees worldwide. Founded in 2003, the company’s next-generation cloud-based security, archiving and continuity services protect email and deliver comprehensive email risk management.

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Safe Harbor for Forward-Looking Statements

Statements in this press release regarding management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects, including, without limitation, the statements relating to Mimecast’s future financial performance, including financial guidance, may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including statements containing the words “predicts,” “plan,” “expects,” “anticipates,” “believes,” “goal,” “target,” “estimate,” “potential,” “may,” “might,” “could,” “see,” “seek,” “forecast,” and similar words. Mimecast intends all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors including those risks, uncertainties and factors detailed in Mimecast’s filings with the Securities and Exchange Commission. As a result of such risks, uncertainties and factors, Mimecast’s actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. Mimecast is providing the information in this press release as of this date and assumes no obligations to update the information included in this press release or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Media Contact:

Lona Therrien / Mimecast Limited / (781) 996-5340 / press@mimecast.com

Investor Contact:

Robert Sanders / Mimecast Limited / (781) 996-5340 / investors@mimecast.com